BELL INVESTMENT ADVISORS, INC.
1111 Broadway, Suite 1630
Oakland, CA 94607

Letter Agreement

To: Unified Series Trust
2960 North Meridian Street, Suite 300
Indianapolis, IN 46208

You have engaged us to act as the sole investment adviser to the Bell Worldwide Trends Fund (the "Fund") pursuant to an Investment Advisory Agreement approved by the Board of Trustees.

Effective as of April 1, 2010, we hereby agree to waive our advisory fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund's total annual operating expenses (excluding brokerage fees and commissions; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; taxes; any indirect expenses (such as expenses incurred by other investment companies in which the Fund may invest); any 12b-1 fees and extraordinary expenses) at 1.50% of the Fund's average daily net assets. This Agreement shall continue in place until the earlier to occur of March 31, 2011, or such date as the Fund is terminated or liquidated in accordance with the provisions of the Declaration of Trust or Bylaws. We understand that we may not terminate this Agreement prior to such date, except that we may voluntarily agree to lower the expense cap below 1.50%.

Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular waiver or reimbursement occurred; provided that the Fund is able to make the repayment without exceeding the 1.50% expense limitation.

Very truly yours,

Bell Investment Advisors, Inc.

By: ______________________________
James Bell, President

Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By: ______________________________
John C. Swhear, Senior Vice President

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